SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2008

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT

Exhibit	Description
1.1	Announcement dated November 28, 2008 regarding the applicable exchange rate of Hong Kong Dollars to United States Dollars for payment of the Special Dividend in United States Dollars.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2008

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

PAYMENT OF SPECIAL DIVIDEND

APPLICABLE EXCHANGE RATE

The Company announces that the applicable exchange rate for payment of the Special Dividend in United States Dollars on 2 December 2008 is HK$7.7518 to US$1.00. This represents the average mid-rate quoted by The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank (Hong Kong) Limited and The Royal Bank of Scotland PLC at 11:00 a.m. on 28 November 2008 for settlement on 2 December 2008.

Accordingly, the amount of Special Dividend payable on 2 December 2008 will be either HK$7 per Share or, if a Shareholder has made a request in the prescribed manner for payment of the Special Dividend in United States Dollars, US$0.903016 per Share, and US$13.545240 per ADS.

On 12 November 2008, the Company announced that the Directors had declared on the same day a Special Dividend of HK$7 per Share to the Qualifying Shareholders and Qualifying ADS Holders. Terms and expressions defined in the Announcement shall have the same respective meanings when used herein unless the context otherwise requires.

The Company announces that the applicable exchange rate for payment of the Special Dividend in United States Dollars on 2 December 2008 is HK$7.7518 to US$1.00. This represents the average mid-rate quoted by The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank (Hong Kong) Limited and The Royal Bank of Scotland PLC at 11:00 a.m. on 28 November 2008 for settlement on 2 December 2008.

Accordingly, the amount of Special Dividend payable on 2 December 2008 will be either HK$7 per Share or, if a Shareholder has made a request in the prescribed manner for payment of the Special Dividend in United States Dollars, US$0.903016 per Share, and US$13.545240 per ADS (each representing 15 Shares).

As at the date of this announcement, the Directors are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Christopher John FOLL Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man) Mr. WONG King Fai, Peter	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Directors: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll) Mr. MA Lai Chee, Gerald (Alternate to Mr. Wong King Fai, Peter)

For the purpose of this announcement, and unless otherwise specified, references to times of day are to Hong Kong.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 28 November 2008

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